Exhibit 99.1

CADELER A/S ANNOUNCES APPROVAL AND PUBLICATION OF LISTING PROSPECTUS

Copenhagen, December 18, 2023: Reference is made to the stock exchange announcement published earlier today, December 18, 2023 by Cadeler A/S (OSE: CADLR, NYSE: CDLR) (“Cadeler”) regarding the final results of the share exchange offer for all of the outstanding shares of common stock of Eneti Inc. (NYSE: NETI) (the “Share Exchange Offer”) and the submission to the Danish Financial Supervisory Authority (the “Danish FSA”) of a prospectus prepared pursuant to Regulation (EU) 2017/1129 of 14 June 2017 regarding the new shares of Cadeler to be issued in connection with the settlement of the Share Exchange Offer (the “EU/EEA Listing Prospectus”).

Cadeler hereby announces that Cadeler has today received approval for the EU/EEA Listing Prospectus by the Danish FSA. The EU/EEA Listing Prospectus relates to the admission to trading and listing on the Oslo Stock Exchange of the new shares of Cadeler underlying the American depositary shares to be issued in connection with the settlement of the Share Exchange Offer.

The Danish FSA has been requested to issue a certificate of approval for the EU/EEA Listing Prospectus to the Norwegian Financial Supervisory Authority in order to have the EU/EEA Listing Prospectus passported to Norway. Subject to the passporting of the EU/EEA Listing Prospectus, the new shares of Cadeler are expected to be admitted to trading and listing on the Oslo Stock Exchange on or about December 20, 2023.

The EU/EEA Listing Prospectus is available here: https://www.cadeler.com/en/investor-relations/

For further information, please contact:

Point of contact for investors:

Mikkel Gleerup, CEO

+45 3246 3102

mikkel.gleerup@cadeler.com

Point of contact for media:

Karen Roiy, Head of Marketing & Communication

+45 6020 8706

karen.roiy@cadeler.com

About Cadeler A/S:

Cadeler A/S is a key supplier within the offshore wind industry for installation services and marine and engineering operations with a strong focus on safety and the environment. Cadeler’s experience as provider of high-quality offshore wind support services, combined with innovative vessel designs, positions the company to deliver premium services to the industry. Cadeler facilitates the global energy transition towards a future built on renewable energy. Cadeler is listed on the Oslo Stock Exchange (OSE: CADLR) and the New York Stock Exchange (NYSE: CDLR).

Visit www.cadeler.com for more information.

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Important Notice

This communication does not constitute a prospectus as defined by Regulation (EU) No. 2017/1129 of 14 June 2017 (the “EU/EEA Prospectus Regulation”) and no public takeover offer is made pursuant to the Directive 2004/25/EC of 21 April 2004 on takeover bids in connection with the exchange offer referred to above. This communication does not contain all the information that should be considered concerning the Share Exchange Offer and is not intended to form the basis of any investment decision or any other decision in respect of the proposed transaction.

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